FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of December, 2001

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)

(Address of Principal executive offices)

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F     X                  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY POWER SYSTEMS LIMITED (formerly: Engineering Power Systems Limited)

Date: December 12, 2001	By: /s/ Sandra J. Hall Sandra J. Hall, Secretary & Director

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Notice of Annual and Special Meeting of Shareholders
99.2	Management Information Circular
99.3	Form of Proxy
99.4	Supplemental Mailing List